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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2002

                              BRASCAN CORPORATION
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

  Suite 4400, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3
  ----------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [ ]    Form 40-F [X]

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                Yes [ ]     No [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.






                  ____________________________________________




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      BRASCAN CORPORATION


Date: August 31, 2002                 By:  /s/  Alan V. Dean
                                           -------------------------------------
                                           Name:  Alan V. Dean
                                           Title: Senior Vice President


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                                  Exhibit List



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                                                                     Sequential
Exhibit                            Description                       Page Number
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
 99.1                   Interim Report for the six months
                        ended June 30, 2002

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